

Scotiabank
GLOBAL BANKING AND MARKETS

05/13/2026

Memo: SBSE-A Amendment

This memo is to inform the Securities and Exchange Commission staff that the Bank of Nova Scotia (“BNS”) has filed an amended Form SBSE-A to update the list of Principals. Specifically, to reflect:

- The removal of Daniel H. Callahan as a Principal of the Bank.
- The addition of Antonio Oscar Garza as a Principal of the Bank.